Richard A. Meier Executive Vice President and Chief Financial Officer	Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 USA Phone: 610-948-1755 Fax: 610-948-1703 www.teleflex.com

October 6, 2010

VIA FACSIMILE AND OVERNIGHT MAIL

Russell Mancuso, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teleflex Incorporated Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 001-5353

Dear Mr. Mancuso:

This letter responds to your September 22, 2010 letter, which sets forth the comments of the staff of the Securities and Exchange Commission regarding our annual report on Form 10-K for the fiscal year ended December 31, 2009. For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.

Item 11. Executive Compensation, page 53

1.	We refer to your disclosure under “Risk Oversight and Management” on page 12 of your definitive proxy statement that you have incorporated by reference in your Form 10-K. Please describe the process that you undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary. For example, what specific elements of compensation, risks arising from compensation practices and policies, and mitigating factors did you consider in reaching this conclusion?

Russell Mancuso, Branch Chief
October 6, 2010

Response: The process to determine that disclosure under Item 402(s) of Regulation S-K is not necessary was administered by members of our legal department and the head of our Human Resources department (the “Company Officials”). The Company Officials discussed with several members of management the elements of our executive compensation program that provided payment based on performance, principally our annual incentive program. These discussions focused on the issue of whether the performance measures encouraged behaviors that have had, or may in the future be reasonably likely to have, a material adverse effect on our company. Company officials considered historical data in assessing whether incentive goals may have had an adverse effect on company operations or financial results over a period of several years. The Company Officials also considered mitigating factors, including, among others, the significant weighting of our compensation program towards long-term compensation (which helps to limit the potential for excessive emphasis on short-term incentives); use of qualitative goals with respect to a portion of each participant’s award opportunity (which somewhat limits an undue focus on objective measures); equity ownership guidelines (which serves to align participants’ interests with those of our stockholders on a long-term basis); and, for employees other than our executive officers, the comparatively small portion of total compensation tied to the annual incentive program. In addition, the Company Officials considered the results of the company-wide risk assessment process described in the proxy statement as it pertained to our compensation program. As a result of the foregoing, we concluded that risks arising from our compensation policies and practices were not reasonably likely to have a material adverse effect on our company.

Item 13. Certain Relationships and Related Transactions, page 53

2.	In future applicable filings, please disclose the information required by Regulation S-K Item 404(b). Include in your response what information you would have disclosed in your most recent annual report on Form 10-K.

Response: We did not have any policies or procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. We currently are in the process of developing a related person transaction policy and, assuming the policy is adopted prior to the release of the proxy statement for our 2011 annual meeting, we will include disclosure responsive to the requirements of Item 404(b) of Regulation S-K in the proxy statement.

Russell Mancuso, Branch Chief
October 6, 2010

Definitive Proxy Statement on Schedule 14A filed on March 26, 2010

The Governance Committee, page 10

3.	From your disclosure in this section and on page 4 regarding what your Board “seeks to identify” and when it believes it “operates best,” it is unclear whether your Board and Governance committee actually considers diversity in identifying nominees. Please tell us and revise your future filings to disclose clearly whether, and if so how, your Board and Governance Committee consider diversity in identifying nominees for director. If the Board or committee has a policy with regard to the consideration of diversity in identifying director nominees, please tell us and disclose in future filings how such policy is implemented, as well as how the committee assesses the effectiveness of its policy. Refer to Regulation S-K Item 407(c)(2)(vi).

Response: The Board and the Nominating Committee considered diversity principally from the standpoint of differences in occupational experience, education, skills, race, gender and national origin. Neither the Board nor the Governance Committee has a policy with regard to consideration of diversity in identifying director nominees.

In future filings, we will revise our disclosure to address specifically how the Board and the Nominating Committee considers diversity in identifying nominees for director.

As requested by the staff, Teleflex Incorporated (“Teleflex”) acknowledges the following with regard to the Form 10-K of the fiscal year ended December 31, 2009 (the “Filing”):

•	Teleflex is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to Teleflex’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Teleflex may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Mancuso, Branch Chief
October 6, 2010

If you need additional copies or have any questions or additional comments, please call the undersigned at (610) 948-1755.

Sincerely,

/s/ Richard A. Meier

Richard A. Meier
Executive Vice President and
Chief Financial Officer